Xinde Technology Company

Number 363, Sheng Li West Street

Weifang, Shandong Province

The People’s Republic of China

(011) 86-536-8322068

July 11, 2012

VIA EDGAR AND FACSIMILE

Attention: David R. Humphrey, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Tel:  (202) 551-3211
Fax: (703) 813-6963

Re:	Xinde Technology Company Form 10-K for the Fiscal Year Ended June 30, 2011 Filed September 28, 2011 File No. 1-34909

Dear Mr. Humphrey:

Reference is made to that certain comment letter, dated June 19, 2012, from the Staff to Xinde Technology Company (the “Company”), wherein the Staff requested that the Company respond to the Staff’s comments within ten (10) business days of the date of that comment letter. Reference is also made to the July 2, 2012 conference call between you and our legal counsel, K&L Gates LLP, with respect to the Company’s request for an extension to respond to such comments. The purpose of this letter is to respectfully request that the Company be granted an extension to respond to such comment letter. The Company intends to respond not later than July 16, 2012.

Should you require further information in the meantime, please feel free to contact Clayton E. Parker of K&L Gates LLP at (305) 539-3306 or Matthew Ogurick of K&L Gates LLP at (305) 539-3352.

Very truly yours,

/s/ Dianjun Liu

Dianjun Liu

President and Chief Executive Officer

cc:     Clayton E. Parker, Esq., K&L Gates LLP